SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 19th 2008

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated May 19th, 2008 relating to the Interim Results for the six months ended February 29th, 2008.

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque Name: Lai Ni Quiaque
Title: Executive Director, Chief Financial Officer and Company Secretary
Dated: May 19th, 2008

CITY TELECOM (H.K.) LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock code: 1137)
INTERIM RESULTS FOR THE SIX MONTHS ENDED 29 FEBRUARY 2008
HIGHLIGHTS
•	Profit attributable to shareholders increased by 162.0% year-on-year to HK$47.8 million

•	Total revenue grew by 10.9% year-on-year to HK$623.8 million due to strong Fixed Telecommunications Network Services (FTNS) business

•	EBITDA decreased by 0.6% year-on-year to HK$187.1 million with EBITDA margin decreased from 33.5% to 30.0% due to increased discretionary investment in brand enhancement

•	FTNS turnover increased by 19.1% year-on-year to HK$474.9 million, with subscriptions growth of 43,000 to 726,000 during the period

•	Balance sheet continued to improve with net debt to annualized EBITDA of 1.0x

•	Basic earnings per share amounted to HK7.6 cents and diluted earnings per share amounted to HK7.3 cents

•	Declared an interim dividend of HK4 cents per share with a scrip dividend option

The Board of Directors of City Telecom (H.K.) Limited (the “Company” or “Board”) is pleased to present the consolidated income statement for the six months ended 29 February 2008 and the consolidated balance sheet as at 29 February 2008 of the Company and its subsidiaries (the “Group”), which are unaudited and condensed.
UNAUDITED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 29 FEBRUARY 2008

		Six months ended
		29 February	28 February
		2008	2007
	Note	HK$’000	HK$’000

Turnover	3	623,792	562,370

Other revenues		21,509	10,133

Network costs and cost of inventories	4	(89,469)	(108,605)

Other operating expenses		(459,971)	(400,798)

Operating profit		95,861	63,100

Finance costs		(44,426)	(43,721)

Profit before taxation	5	51,435	19,379

Income tax expense	7	(3,672)	(1,150)

Profit attributable to shareholders		47,763	18,229

Dividends	8	25,538	24,567

Basic earnings per share	9	HK7.6 cents	HK3.0 cents

Diluted earnings per share	9	HK7.3 cents	HK2.9 cents

UNAUDITED CONSOLIDATED BALANCE SHEET
AS AT 29 FEBRUARY 2008

		29 February	31 August
		2008	2007
	Note	HK$’000	HK$’000

Non-current assets

Goodwill		1,066	1,066
Fixed assets		1,198,353	1,237,223
Other financial assets		—	39,213
Derivative financial instrument		—	1,039
Long term receivable and prepayment		6,053	6,932
Deferred expenditure		17,868	7,783

		1,223,340	1,293,256

Current assets

Accounts receivable	10	186,821	170,551
Other receivables, deposits and prepayments		87,299	59,372
Inventories		460	477
Deferred expenditure		33,283	13,584
Other financial assets		31,100	3,779
Pledged bank deposits		87,220	87,220
Cash at bank and in hand		304,611	532,894

		730,794	867,877

Current liabilities

Accounts payable	11	64,073	76,019
Other payables and accrued charges		153,254	145,267
Deposits received		16,420	16,188
Deferred service income		77,530	64,202
Tax payable		2,119	1,481
Current portion – obligations under finance leases		220	835

		313,616	303,992

Net current assets		417,178	563,885

		29 February	31 August
		2008	2007
	Note	HK$’000	HK$’000

Non-current liabilities

Deferred tax liabilities		—	291
Long-term debt and other liabilities		680,469	952,968

		680,469	953,259

NET ASSETS		960,049	903,882

Capital and reserves

Share capital	12	63,845	61,650
Reserves	12	896,204	842,232

		960,049	903,882

Notes:
1.	Basis of preparation and accounting policies

This unaudited interim financial report has been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (b) the same accounting policies as those adopted in the 2007 annual consolidated financial statements, and comply with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 19 May 2008.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the financial year ended 31 August 2007 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements of the Company for the year ended 31 August 2007 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 22 November 2007.

2.	Changes in accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRSs”, which collective term includes HKASs and Interpretations), that are first effective or available for early adoption for current accounting periods of the Group. The Group so far has concluded that the adoption of these new and revised HKFRSs, to the extent that they are relevant to the Group and which are expected to be reflected in the annual financial statements for the year ending 31 August 2008, would not have a significant impact on the Group’s results of operations and financial position, except for the adoption of the amendment to HKAS 1 “Presentation of financial statements: Capital disclosures” and HKFRS 7 “Financial instruments: Disclosures” which require additional disclosures to be made in the 2008 annual consolidated financial statements.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 August 2008 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of these condensed consolidated interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of these condensed consolidated interim financial statements. The Group has not applied any new standards or interpretations that are not yet effective for this accounting period.

3.	Turnover and segment information
The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.
(a) Primary reporting format — business segments
The Group is organised on a worldwide basis into two business segments:

– International telecommunications	:	provision of international long distance calls services

– Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services
The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 29 February 2008
		Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover

External sales	148,866	474,926	—	623,792
Inter-segment sales	2,845	11,978	(14,823)	—

	151,711	486,904	(14,823)	623,792

Segment results	50,742	45,119		95,861

Finance costs				(44,426)

Profit before taxation				51,435

	Six months ended 28 February 2007
		Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover

External sales	163,523	398,847	—	562,370
Inter-segment sales	2,844	14,167	(17,011)	—

	166,367	413,014	(17,011)	562,370

Segment results	23,505	39,595		63,100

Finance costs				(43,721)

Profit before taxation				19,379

(b) Secondary reporting format — geographical segments
Although the Group’s two business segments are managed on a worldwide basis, they operate mainly in two main geographical areas:

– Hong Kong	:	international telecommunications and fixed telecommunications network services

– Canada	:	international telecommunications and fixed telecommunications network services
In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers.
There were no sales between the geographical segments.

	Turnover		Segment results
	six months ended		six months ended
	29 February	28 February	29 February	28 February
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000

Geographical segments:

Hong Kong	612,553	552,384	95,021	63,089
Canada	11,239	9,986	840	11

	623,792	562,370	95,861	63,100

(c)
Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. A majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group asked the TA to make a determination (the “Determination”) on the level of mobile interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined mobile interconnection charges.

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the Determination with respect to the rates of mobile interconnection charges payable by the mobile operator under dispute and the timing of the Determination. The final level of mobile interconnection charges was still subject to the Determination to be issued by TA as of 31 August 2006.

In March 2007, TA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charge, which are different from those rates stated in the 2006 PA. Based on the 2007 PA, management re-assessed its measurement basis of the mobile interconnection charges and the amount it expected to collect for billings outstanding through that date. As a result of the reassessment, the Group recorded mobile interconnection charges of HK$26,677,000 for the six months ended 28 February 2007 which comprises of additional charges for the years ended 31 August 2005 and 2006 of previously measured based on the 2006 PA.

As at 28 February 2007, the Group also updated its assessment of the bad debt provision set up for mobile interconnection charges receivable and reduced the provision from HK$20,809,000 at 31 August 2006 to HK$11,186,000 at 28 February 2007.

In June 2007, TA issued a final determination (the “Final Determination”) which set out the rates of mobile interconnection charge payable by the mobile operator under dispute, which approximate the rates stated in the 2007 PA.

Based on the Final Determination, management estimated the amount of mobile interconnection charges it expected to be collectible and recorded mobile interconnection charges of HK$14,339,000 for the six months ended 29 February 2008. As of the date of issuance of this interim financial report, HKBN is still in the process of reaching commercial agreements with several mobile operators. Accordingly, the estimate made by the management is subject to change based on the development of the commercial negotiation with respective mobile operators.

4.	Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 28 December 2007, TA issued a statement (“TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 January 2005 to 30 June 2007. Based on the TA Statement, an amount of HK$7,617,000 was recorded as a reduction against the network costs of the Group for the six months ended 29 February 2008.

The actual contribution level since 30 June 2007 is not yet confirmed by TA.

5.	Profit before taxation

Profit before taxation is arrived at after (crediting) and charging the following:

	Six months ended
	29 February	28 February
	2008	2007
	HK$’000	HK$’000

Interest income	(14,128)	(10,249)
Interest element of finance leases	20	34
Interest on 10-year senior notes	40,774	43,687
Net exchange (gain)/loss	(1,526)	1,874
Unrealised gains on other financial assets	(2,585)	(1,739)
Realised and unrealised loss on derivative financial instruments	1,039	546
Gain on extinguishment of senior notes	(2,582)	—
Advertising and marketing expenses	141,303	94,942
Amortisation of deferred expenditure	14,228	7,165
Depreciation of owned fixed assets	105,106	134,872
Depreciation of fixed assets held under finance lease	292	517
Provision/(write-back) for doubtful debts (note)	8,264	(1,368)
Staff costs (note 6)	122,573	108,365
(Gain)/loss on disposal of fixed assets	(275)	105

Note:	The amount for the six months ended 28 February 2007 included write-back of provision for mobile interconnection charges receivables of HK$9,623,000 (note 3(c)).
6.	Staff costs

	Six months ended
	29 February	28 February
	2008	2007
	HK$’000	HK$’000

Wages and salaries	111,683	98,171
Charge/(write back) of unutilised annual leave	1,970	(72)
Equity settled share-based transactions	1,584	3,238
Retirement benefit costs – defined contribution plans	13,387	11,809
Less: Staff costs capitalised as fixed assets	(6,051)	(4,781)

	122,573	108,365

Staff costs include directors’ emoluments but exclude staff costs of HK$7,439,000 (for the six months ended 28 February 2007: HK$7,045,000) recorded in network costs and HK$81,750,000 (for the six months ended 28 February 2007: HK$63,288,000) recorded in advertising and marketing expenses.

7.	Taxation

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 28 February 2007: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas locations (Canada and the People’s Republic of China) in which the Group operates.

The amount of tax expense recorded in the condensed consolidated income statement represents:

	Six months ended
	29 February	28 February
	2008	2007
	HK$’000	HK$’000

Current tax – Hong Kong profits tax
– provision for the interim period	643	33
Current tax – Overseas
– provision for the interim period	1,135	1,040
– under-provision in respect of prior years	2,185	—
Deferred taxation relating to the origination and reversal of temporary differences	(291)	77

Income tax expense	3,672	1,150

8.	Dividends
(a)	Dividends attributable to the interim period:

	Six months ended
	29 February	28 February
	2008	2007
	HK$’000	HK$’000

Interim dividend declared and paid after the interim period end of HK 4 cents per ordinary share (2007: HK 4 cents per ordinary share)	25,538	24,567

At a board meeting held on 19 May 2008, the directors has recommended to pay an interim dividend of HK 4 cents per ordinary share for the six months ended 29 February 2008 (for the six months ended 28 February 2007: HK 4 cents) with a scrip dividend option offered to all shareholders excluding shareholders with registered address outside Hong Kong. The interim dividend will be distributed on or about 23 July 2008 to shareholders whose names appear on the register of members of the Company as at the close of business on 6 June 2008.
The interim dividend has not been recognised as a liability at the balance sheet date.
(b)	Dividends attributable to the previous financial year, approved and paid during the interim period:

	Six months ended
	29 February	28 February
	2008	2007
	HK$’000	HK$’000

Final dividend in respect of the financial year ended 31 August 2007, approved and paid during the following interim period, of HK 4 cents per ordinary share (2007: Nil)	25,082	—

During the interim period, a scrip dividend option was offered to all shareholders excluding shareholders with registered addresses outside Hong Kong who were entitled to the final dividend in respect of the financial year ended 31 August 2007. 11,227,213 shares were issued during the interim period to the shareholders who had elected to receive all or part of their entitlement to dividends in the form of scrip.
9.	Earnings per share

	Six months ended
	29 February	28 February
	2008	2007
	HK$’000	HK$’000

Profit attributable to shareholders	47,763	18,229

	Number of	Number of
	shares	shares
	’000	’000
Weighted average number of ordinary shares

Issued ordinary shares at 1 September 2007/2006	616,503	614,175
Effect of scrip dividend issued	1,871	—
Effect of share options exercised	7,781	1

Weighted average number of ordinary shares at the end of the period	626,155	614,176
Incremental shares from assumed exercise of share options	27,721	8,574

Weighted average number of ordinary shares (diluted)	653,876	622,750

Basic earnings per share	HK7.6 cents	HK3.0 cents

Diluted earnings per share	HK7.3 cents	HK2.9 cents

10.	Accounts receivable

The aging analysis of the accounts receivable is as follows:

	29 February	31 August
	2008	2007
	HK$’000	HK$’000

Current – 30 days	55,614	50,282
31 – 60 days	13,594	15,619
61 – 90 days	5,042	8,876
Over 90 days (note)	133,170	118,166

	207,420	192,943
Less: Provision for doubtful debts	(20,599)	(22,392)

	186,821	170,551

Note:	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$118,141,000 as at 29 February 2008 (31 August 2007: HK$103,847,000).

11.	Accounts payable

The aging analysis of the accounts payable is as follows:

	29 February	31 August
	2008	2007
	HK$’000	HK$’000

Current – 30 days	24,956	18,025
31 – 60 days	2,594	11,097
61 – 90 days	1,094	3,655
Over 90 days	35,429	43,242

	64,073	76,019

12. Capital and reserves

	Share	Share	Capital	Retained	Exchange
	capital	premium	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2007	61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders	—	—	—	47,763	—	47,763
Shares issued in respect of scrip dividend of the previous year	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of the previous year	—	—	—	(5,915)	—	(5,915)
Shares issued upon exercise of share options	1,072	13,558	(2,296)	—	—	12,334
Equity settled share-based transactions	—	—	1,685	—	—	1,685
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	300	300

At 29 February 2008	63,845	654,035	17,498	223,200	1,471	960,049

	Share	Share	Capital	Retained	Exchange
	capital	premium	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2006	61,417	620,298	12,993	196,289	657	891,654
Profit attributable to shareholders	—	—	—	18,229	—	18,229
Shares issued upon exercise of share options	2	8	—	—	—	10
Equity settled share-based transactions	—	168	3,262	—	—	3,430
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	811	811

At 28 February 2007	61,419	620,474	16,255	214,518	1,468	914,134

FINANCIAL REVIEW
For the six months to 29 February 2008, our business grew continuously with consolidated turnover increased by 10.9% year-on-year to HK$623.8 million, mainly driven by the strong double-digit growth in our Fixed Telecommunications Network Service business (FTNS) of 19.1% to HK$474.9 million. This solid FTNS growth more than compensated for the decline in International Telecommunications Service business (IDD) of 8.9% year-on-year to HK$148.9 million.
Our FTNS business is now the bulk of our business, contributing 76.1% of our total turnover, reflecting the combined results of raising average revenue per user (ARPU) of our ultra-high speed broadband Internet access service and assertive expansion in our subscription base.
Consolidated EBITDA for 1HFY08 slightly decreased by 0.6% to HK$187.1 million year-on-year, primarily as a result of our investment in brand enhancement – “Network Differentiation” advertising campaign and one-off upfront customer acquisition costs led by strong growth in subscriptions during the period.
Despite of this, the Group continued to deliver significant growth in profitability. Benefiting from the continuous shift to higher EBITDA margin FTNS business, substantial subscriptions growth and the effect of change in assets’ estimated useful lives, profits attributable to our shareholders increased by 162.0% to HK$47.8 million in 1HFY08 with basic earnings per share reached HK7.6 cents and diluted earnings per share reached HK7.3 cents.
LIQUIDITY AND CAPITAL RESOURCES
At 29 February 2008, the Group had total cash position of HK$304.6 million (31 August 2007: HK$547.3 million) and outstanding borrowing of HK$680.7 million (31 August 2007: HK$953.8 million). Our long term liability consists mainly of our outstanding 8.75% 10-year senior notes which amounted to HK$680.2 million (31 August 2007: HK$952.6 million). Our total cash position consisted of cash at bank and in hand, long term bank deposits but exclude pledged bank deposit.
Our capital expenditure for this period was HK$68.4 million, similar to the same period last year of HK$69.5 million. This capital expenditure level was in line with our policy to maintain capital expenditure to below our EBITDA. During this period, the Group has generated an adjusted positive free cash flow of HK$88.4 million (for the six months ended 28 February 2007: HK$85.2 million).
The on-going capital expenditure on our network development will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005. Our capital expenditure outlook for FY08 is expected to be about HK$250 million in order to reach our continuous network expansion target towards 2.0 million residential homes pass by 2010.

The debt maturity profiles of the Group as at 29 February 2008 and 31 August 2007 were as follows:

	29 February	31 August
	2008	2007
	HK$’000	HK$’000

Repayable within one year	220	835
Repayable in the second year	125	121
Repayable in the third to fifth year	191	254
Repayable after the fifth year	680,153	952,593

Total	680,689	953,803

With strong free cash flows, during the six months ended 29 February 2008, the Group reduced its debt level on the 8.75% 10-year senior notes to approximately US$89.3 million (equivalent to HK$695.2 million) through buy-back (by way of market acquisition) and cancellation of approximately US$35.7 million (equivalent to HK$277.3 million) of the 8.75% 10-year senior notes.
At 29 February 2008, all outstanding borrowings bear fixed interest rate and are denominated in United States dollars or Hong Kong dollars.
The Group’s net debt to net asset gearing ratio for the period is 0.39 times which is calculated as below:

	29 February	31 August
	2008	2007
	HK$’000	HK$’000

Net Debt (note)	376,078	406,494
Net Assets	960,049	903,882
Gearing (times)	0.39	0.45

Note:	Net debt is total long term debt and other liabilities and obligations under finance leases less cash at bank and in hand and long term bank deposits but excluded pledged bank deposits
Charge on Group Assets
At 29 February 2008, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million, and certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million and HK$10.0 million at 31 August 2007).
Exchange Rates
The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts and foreign currency deposits to manage the currency exposure.

Contingent Liabilities
At 29 February 2008, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$5.9 million (31 August 2007: HK$5.9 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2007: HK$5.3 million).
BUSINESS REVIEW
Fixed Telecommunications Network Services (FTNS)
FTNS business continued as the Group’s core business, which delivered strong growth during the six months to 29 February 2008. Instead of focus on subscription and APRU as individual metrics, we adopted a dynamic strategy to maximize our revenue market share, which enabled us to deliver 19.1% revenue growth in this market segment.
During the six months to 29 February 2008, the Group added 43,000 net subscriptions across our broadband, voice and IPTV services to 726,000 subscriptions as of 29 February 2008. We managed to grow our subscriber base without sacrificing our revenue yields, with new contracts for our broadband Internet service achieving a blended ARPU HK$177 per month in February 2008 versus HK$175 in February 2007.
As the pioneer in the Hong Kong telecommunications industry, during the period, we were the first Internet service provider to launch Fiber-To-The-Home (FTTH) residential broadband services, namely “FiberHome100”, “FiberHome200” and “FiberHome1000” to the mass market, which enable the end-users in Hong Kong to enjoy the full benefits of future technology today. To facilitate the mass deployment of FTTH service, we also introduced the first Gigabit Passive Optical Network (GPON) technology in Hong Kong. Together with our Metro Ethernet foundation, these advanced technologies expedite the Group’s network expansion towards achieving 2.0 million homes pass target by 2010 in a cost effective way.
While broadband service is our core focus, emphasis were also put on our voice and IPTV businesses. Notwithstanding the landscape for voice market remained competitive due to the modest growth environment and incumbent’s strategic retention campaign to maintain stable market share, we managed to stabilize the subscriptions in the past six months while downward pressure on pricing persists.
During the period, we launched dual mode High Definition Terrestrial TV Receiver and IPTV set-top-box for all customers in Hong Kong. This new value-added product not only serves our on-net customers, but also allows off-net customers to enjoy the set-top-box via a rental plan.
International Telecom Services (IDD)
IDD service revenue showed continuous decline as a result of intensive competition from traditional IDD service and other Voice-Over-IP (VOIP) calling options, and also from proactive migration of our IDD customer to our FTNS 2b VOIP service. However, the decline slowed to a moderate level over the past 18 months. Our IDD traffic volume fell by 9.1% year-on-year to 299 million minutes in 1HFY08. On IDD, we will continue to maintain our strategy as “cash flow first, volume come next”.

PROSPECTS
The results for 1HFY08 reflected the continuing growth of our FTNS business and also the discretionary investment in brand enhancement. Our Network Differentiation campaign launched in October 2007 aroused significant voice from the mass market and also the incumbent. Customer confidence has been built moderately which has formed the foundation in expanding our customer base, while much of the benefit from this investment will come in future years when the revenue realise over the subscription period.
With the vision to build a future-proof network today, we always take the lead in future technological development. According to a research results published by Fiber-To-The-Home Council in February 2008, Hong Kong, was ranked the world’s second highest penetration of Fiber-To-The-Home/Building as at year end of 2007, behind South Korea. Our 3-year network expansion plan to 2.0 million homes pass by 2010 will further enhance Hong Kong’s position being a global showcase for mass market optical fiber connection in a metropolitan city.
With the achievement we made in Hong Kong over the past years, we aim to scale our success in similar market overseas. We are dedicated to participate into the Singapore Next Generation National Broadband Network project. We formed a strong consortium with two major local operators and submitted a bid proposal to the government to design, build and operate the ultra high speed broadband network in Singapore. Our joint expertise and determination to build this infocomm infrastructure will enhance the telecommunications development across the region. The winning bid is expected to be announced in the third quarter of 2008.
With our investment in brand enhancement and network expansion locally, and to leverage on our experience and know-how to replicate our successful story in Singapore, we are confident to deliver higher level of shareholder value and provide favorable cash return to our shareholders in near future.
DIVIDEND
For cash management, we consider adjusted free cash flow, defined as EBITDA less capital expenditure and net finance costs, is a better indicator of cash generation rather than net profit. As such, after reviewing the favorable operating results for the first six months of FY08 and considering our long-term development plans, the Board has resolved to pay an interim dividend of HK 4 cents per ordinary share for 1H FY08 based on the percentage of adjusted free cash flow rather than on the percentage of net profits.
EMPLOYEE REMUNERATION
Including the directors of the Group, as at 29 February 2008, the Group employed a total of 2,626 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
During the six months ended 29 February 2008, the Company has bought back a total principal value of US$35,647,000 of the Company’s 8.75% 10-year Senior Notes due 2015 which are listed on Singapore Exchange Securities Trading Limited. Details of the buybacks are as follows:

		Total
		Consideration
	Principal Value	paid
Month	US$	US$

December 2007	16,850,000	17,062,269.10 (Note 1)
January 2008	5,000,000	4,995,312.50 (Note 2)
February 2008	13,797,000	13,295,126.98 (Note 2)

	35,647,000	35,352,708.58

Notes:
1	including accrued interest

2	including accrued interest and broker’s commission
Save as disclosed above, during the six months ended 29 February 2008, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.
COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES
During the six months ended 29 February 2008, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS
The Company has adopted the Model Code of the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”).
Having made specific enquiry of all directors, the Company confirmed that the directors have complied with the required standard as set out in the Company Code during the period covered by this interim report, except for the following deviation:
Model Code Provision B.8
This code provision stipulates that a director must not deal in any securities of the listed issuer without first notifying in writing the chairman or a director designated by the board and receiving a dated written acknowledgement. The relevant date of the dealing was 17 October 2007 on which Mr. Lai Ni Quiaque had duly notified the chairman before the dealing but the written acknowledgement was dated the date after the relevant date of the said dealing by Mr. Lai Ni Quiaque, as such, it is regarded as a deviation of this model code provision B.8 which requires the receipt of the written acknowledgement dated before the dealing in securities.

REVIEW BY AUDIT COMMITTEE
The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 29 February 2008.
The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the Independent Non-executive Directors of the Company.
INTERIM DIVIDEND
The Board has resolved to declare an interim dividend of HK4 cents per ordinary share for the six month ended 29 February 2008 (six months ended 28 February 2007: HK4 cents) to shareholders of the Company whose names are recorded on the register of members of the Company as at the close of business on 6 June 2008. The dividend will be payable in cash or alternatively by a scrip dividend. The scrip dividend option will be offered to all shareholders excluding shareholders with registered addresses outside Hong Kong (whom the Company upon proper enquiries considers such exclusion necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant body or stock exchange in that place). A circular containing details of the scrip dividend and the form of election will be mailed to shareholders of the Company on or about 19 June 2008 and elections will be required to be made on or before 9 July 2008. Dividend warrants will be dispatched to shareholders of the Company on or around 23 July 2008.
CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 4 June 2008 to 6 June 2008 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 3 June 2008.
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer
and Company Secretary
Hong Kong, 19 May 2008